August 16, 2012

VIA EDGAR SUBMISSION

Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Spartan Motors, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 14, 2012 File No. 001-33582

Ladies and Gentlemen:

On behalf of Spartan Motors, Inc., (the “Company”) this letter is being transmitted in response to the comment letter dated August 2, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing.  As discussed with Joe Foti on August 16, 2012, the Company requests additional time to gather information in order to respond to the Staff’s comment letter, and expects to provide a response to the Staff’s comment letter on or before August 31, 2012.

Please do not hesitate to call me at (517) 997-3844 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Joseph M. Nowicki

Joseph M. Nowicki
Chief Financial Officer
Spartan Motors, Inc.